UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2009

Commission file number: 000-30910

O2MICRO INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this Form 6-K:

1.	Other Events

On February 27, 2009, O2Micro International Limited (the “Company”) announced that the Company has submitted an application for the voluntary withdrawal of the listing of the Shares on the Main Board of the Stock Exchange of Hong Kong Limited (“Proposed Withdrawal”), for reasons of cost and utility. The Company will retain its existing primary listing of ADSs on the NASDAQ Global Select Market in the United States following the Proposed Withdrawal and for the foreseeable future.

The Proposed Withdrawal is conditioned upon:

(i)	the approval of the shareholders by way of an ordinary resolution in a general meeting;

(ii)	the approval of the listing committee of the Stock Exchange of Hong Kong Limited; and

(iii)	the Company having given its shareholders at least three months’ notice of the Proposed Withdrawal.

A shareholder meeting will be convened at an appropriate time to seek the approval of Shareholders for the Proposed Withdrawal.

Attached hereto as Exhibit 99.1 is a copy of the announcement released through the Stock Exchange of Hong Kong Limited.

Attached hereto as Exhibit 99.2 is a copy of the press release announcing the Proposed Withdrawal.

2.	Exhibits

(a)	Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Announcement released through the Stock Exchange of Hong Kong Limited.

99.2	Press release announcing the Proposed Withdrawal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2MICRO INTERNATIONAL LIMITED

March 3, 2009	By:	/s/ Sterling Du
Sterling Du Chief Executive Officer